Term Sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 170-A-II dated September 15, 2009

Term Sheet to
Product Supplement No. 170-A-II
Registration Statement No. 333-155535
Dated December 14, 2009; Rule 433

JPMorgan Chase & Co.

Structured Investments	$
	Market Plus Notes Linked to Gold due June 23, 2010

General

- The notes are designed for investors who seek to participate in the appreciation of the price of Gold from and including the pricing date to and including the Observation Date and who anticipate that the Trading Price of Gold will not decline, as compared to the Strike Level, by 10% or more at any time during the Monitoring Period. Investors should be willing to forgo interest payments and, if the Trading Price of Gold declines, as compared to the Strike Level, by 10% or more at any time during the Monitoring Period, be willing to lose some or all of their principal. If the Trading Price of Gold does not decline, as compared to the Strike Level, by 10% or more at any time during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 5.00% and (b) the Underlying Return, subject to the Maximum Return of at least 13.75%* at maturity.
- **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 23, 2010†.
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about December 18, 2009†† and are expected to settle on or about December 23, 2009.

Key Terms

Commodity:	The notes are linked to the spot price of Gold ("Gold" or the "Commodity"), which will be, (a) for purposes of determining the "Payment at Maturity," by reference to the official afternoon fixing level of Gold (Bloomberg ticker "GOLDLNPM") or, (b) for purposes of determining whether a Knock-Out Event has occurred, by reference to the Trading Price of Gold as reported on Reuters page "XAU=EBS" as observed by the calculation agent during the Monitoring Period.
Payment at Maturity:	*If a Knock-Out Event has occurred*, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times \text{Underlying Return}), \text{ subject to the Maximum Return}$$

If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Level has declined from the Strike Level.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 *plus* the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Underlying Return, subject to the Maximum Return. For additional clarification, please see "What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Commodity?" in this term sheet.

Maximum Return:	At least 13.75%. For example, if the Underlying Return is greater than or equal to 13.75%, you will receive the Maximum Return of 13.75%*, which entitles you to a maximum payment at maturity of $1,137.50* for every $1,000 principal amount note that you hold.
	* The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 13.75% and $1,137.50 per $1,000 principal amount note, respectively.
Contingent Minimum Return:	5.00%, subject to the credit risk of JPMorgan Chase & Co.
Knock-Out Event:	A Knock-Out Event occurs if, at any time during the Monitoring Period, the Trading Price of the Commodity has declined, as compared to the Strike Level, by a percentage equal to or greater than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	10%
Monitoring Period:	The period from and including the pricing date to and including the Observation Date.
Underlying Return:	$$\frac{\text{Ending Level} - \text{Strike Level}}{\text{Strike Level}}$$
Strike Level:	A price to be determined on the pricing date in the sole discretion of the calculation agent. **The Strike Level may or may not be the regular official weekday Closing Price of the Commodity on the pricing date.** Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.
Ending Level:	The Closing Price on the Observation Date.
Closing Price:	On any trading day, the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the "LMBA") authorized to affect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg L.P. ("Bloomberg") under the symbol "GOLDLNPM" on such trading day.
Trading Price:	At any time during the Monitoring Period, the price of Gold as published by Reuters Group PLC ("Reuters") on page "XAU=EBS" as observed by the calculation agent during the Monitoring Period.
Observation Date:	June 18, 2010†
Maturity Date:	June 23, 2010†
CUSIP:	48124AEC7

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes—Payment at Maturity" and "Description of Notes — Postponement of a Determination Date" in the accompanying product supplement no. 170-A-II.

†† The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under "Selected Purchase Considerations —Capital Gains Tax Treatment."

Investing in the Market Plus Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 170-A-II and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $10.00 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. In no event will that commission, which will include structuring and development fees, exceed $10.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-69 of the accompanying product supplement no. 170-A-II.

The agent for this offering, JPMSI, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" in this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

December 14, 2009

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 170-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 170-A-II dated September 15, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 170-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 170-A-II dated September 15, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003574/e36512_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Information

Notwithstanding anything to the contrary in the accompanying product supplement no. 170-A-II, for purposes of this offering, the concept of a "commodity hedging disruption event" is not applicable. Accordingly, a "commodity hedging disruption event" as defined in the accompanying product supplement no. 170-A-II will not constitute a market disruption event, nor will its occurrence permit us to accelerate the payment on the notes. You should disregard all discussion about a commodity hedging disruption event in the accompanying product supplement no. 170-A-II, including the section entitled "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in its entirety and the references to, and the definition of, a "commodity hedging disruption event" in the section entitled "General Terms of Notes — Market Disruption Events."

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Commodity?

The following table illustrates the hypothetical return at maturity on the notes. The "return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical returns set forth below assume a Strike Level of 1100 and a Maximum Return of 13.75% and reflect the Contingent Minimum Return of 5.00%. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Level	Underlying Return	Return on the Notes	
		Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
$1,925.00	75.00%	13.75%	13.75%
$1,815.00	65.00%	13.75%	13.75%
$1,650.00	50.00%	13.75%	13.75%
$1,540.00	40.00%	13.75%	13.75%
$1,430.00	30.00%	13.75%	13.75%
$1,320.00	20.00%	13.75%	13.75%
$1,251.25	13.75%	13.75%	13.75%
$1,210.00	10.00%	10.00%	10.00%
$1,182.50	7.50%	7.50%	7.50%
$1,155.00	5.00%	5.00%	5.00%
$1,127.50	2.50%	5.00%	2.50%
$1,111.00	1.00%	5.00%	1.00%
$1,100.00	**0.00%**	**5.00%**	**0.00%**
$1,072.50	-2.50%	5.00%	-2.50%
$1,045.00	-5.00%	5.00%	-5.00%
$1,001.00	-9.00%	5.00%	-9.00%
$990.00	-10.00%	N/A	-10.00%
$880.00	-20.00%	N/A	-20.00%
$825.00	-25.00%	N/A	-25.00%
$770.00	-30.00%	N/A	-30.00%
$660.00	-40.00%	N/A	-40.00%
$550.00	-50.00%	N/A	-50.00%
$440.00	-60.00%	N/A	-60.00%
$330.00	-70.00%	N/A	-70.00%
$220.00	-80.00%	N/A	-80.00%
$110.00	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%

(1) The Trading Price has not declined, as compared to the Strike Level, by 10% or more at any time during the Monitoring Period.
(2) The Trading Price has declined, as compared to the Strike Level, by 10% or more at any time during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event has not occurred, and the price of Gold increases from the Strike Level of 1100 to an Ending Level of 1127.50. Because a Knock-Out Event has not occurred and the Underlying Return of 2.50% is less than the Contingent Minimum Return of 5.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the price of Gold decreases from the Strike Level of 1100 to an Ending Level of 1001. Because a Knock-Out Event has not occurred and the Underlying Return of -9% is less than the Contingent Minimum Return of 5.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the price of Gold increases from the Strike Level of 1100 to an Ending Level of 1182.50. Because a Knock-Out Event has not occurred and the Underlying Return of 7.50% is greater than the Contingent Minimum Return of 5.00% but less than the Maximum Return of 13.75%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 7.50\%) = \$1,075$$

Example 4: A Knock-Out Event has not occurred, and the price of Gold increases from the Strike Level of 1100 to an Ending Level of 1540. Because the Underlying Return of 40% is greater than the Maximum Return of 13.75%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,137.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: A Knock-Out Event has occurred, and the price of Gold decreases from the Strike Level of 1100 to an Ending Level of 990. Because a Knock-Out Event has occurred and the Underlying Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -10\%) = \$900$$

Example 6: A Knock-Out Event has occurred, and the price of Gold increases from the Strike Level of 1100 to an Ending Level of 1182.50. Because a Knock-Out Event has occurred and the Underlying Return of 7.50% is less than the Maximum Return of 13.75%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 7.50\%) = \$1,075$$

Example 7: A Knock-Out Event has occurred, and the price of Gold increases from the Strike Level of 1100 to an Ending Level of 1540. Because the Underlying Return of 40% is greater than the Maximum Return of 13.75%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,137.50 per $1,000 principal amount note, the maximum payment on the notes.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the price of the Commodity at maturity. *If a Knock-Out Event has not occurred*, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 5.00% on the notes, or a minimum payment at maturity of $1,050 for every $1,000 principal amount note, subject to the Maximum Return of at least 13.75% and the credit risk of JPMorgan Chase & Co. **Even if a Knock-Out Event has occurred, if the Ending Level is greater than the Strike Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Underlying Return, subject to the Maximum Return of at least 13.75%. The maximum payment at maturity is at least $1,137.50 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred.** The actual Maximum Return will be set on the pricing date and will not be less than 13.75%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED SOLELY TO THE SPOT PRICE OF GOLD** — The return on the notes is linked solely to the spot price of a single Commodity, Gold. The Underlying Return reflects the performance of the spot price of Gold, expressed as a percentage, from the Strike Level to the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol "GOLDLNPM" on the Observation Date. However, for purposes of determining whether a Knock-Out Event has occurred, the Trading Price is determined by referring to the spot price of Gold as published by Reuters on page "XAU=EBS" and observed by the calculation agent at any time during the Monitoring Period. The spot price of Gold referred to above is different from the price of any futures contract related to Gold. For additional information about Gold, see the information set forth under "Description of Notes — Payment at Maturity" and "The Commodities" in the accompanying product supplement no. 170-A-II.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 170-A-II. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell LLP, that it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 170-A-II and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity, the futures contract underlying the Commodity or instruments related to the Commodity. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 170-A-II dated September 15, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Commodity and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Underlying Return is positive or negative. If the Trading Price has declined, as compared to the Strike Level, by the Knock-Out Buffer Amount of 10% or more at any time during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 10% will terminate. Under these circumstances, you could lose some or all of your principal.

- **YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 5.00% MAY TERMINATE AT ANY TIME DURING THE MONITORING PERIOD** — If the Trading Price at any time during the Monitoring Period declines from the Strike Level by the Knock-Out Buffer Amount of 10% or more, you will not be entitled to receive the Contingent Minimum Return of 5.00% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the price of the Commodity.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Ending Level is greater than the Strike Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the price of the Commodity, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 13.75%.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **YOUR PROTECTION MAY TERMINATE AT ANY TIME DURING THE MONITORING PERIOD** — If the Trading Price at any time during the Monitoring Period declines from the Strike Level by the Knock-Out Buffer Amount of 10% or more, you will at maturity be fully exposed to any depreciation in the price of the Commodity. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Level is less than the Strike Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Ending Level as compared to the Strike Level. You will be subject to this potential loss of principal even if the price of the Commodity subsequently increases such that the Trading Price is less than the Strike Level by less than the Knock-Out Buffer Amount of 10%, or is equal to or greater than the Strike Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **INVESTMENTS RELATED TO THE PRICE OF GOLD MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS —** The price of Gold is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that may cause the price of Gold to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING GOLD OR GOLD-RELATED FUTURES CONTRACTS DIRECTLY —** The return on your notes will not reflect the return you would realize if you actually purchased Gold, or exchange-traded or over-the-counter instruments based on Gold. You will not have any rights that holders of such assets or instruments have.

- **THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES —** Because the notes are linked to the performance of the price of Gold, we expect that generally the market value of the notes will depend in large part on the market price of Gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.

- **ON THE OBSERVATION DATE, THE GOLD PRICE IS DETERMINED BY THE LBMA, AND THERE ARE CERTAIN RISKS RELATING TO THE GOLD PRICE BEING DETERMINED BY THE LBMA —** Your notes are linked to the performance of Gold. On the Observation Date, your payment at maturity will be based on the Closing Price of Gold, which will be determined by reference to fixing levels reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold may be adversely affected. The LBMA is a principals' market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon Gold fixing level in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon Gold fixing level. For additional information about Gold, see the information set forth under "Description of Notes — Payment at Maturity" and "The Commodities" in the accompanying product supplement no. 170-A-II.

- **SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY —** The notes are linked exclusively to Gold and not to a diverse basket of commodities or a broad-based commodity index. The price of Gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.

- **NO INTEREST PAYMENTS —** As a holder of the notes, you will not receive interest payments.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Strike Level will be a price determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of Gold and interest rates at any time on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the volatility, frequency and magnitude of changes in the price of Gold;
    - supply and demand trends for Gold;
    - the time to maturity of the notes;
    - whether a Knock-Out Event has occurred;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory, geographical, meteorological or judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.
- **THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING** — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell LLP, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under "Selected Purchase Considerations — Capital Gains Tax Treatment" above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

Historical Information

The following graph sets forth the historical performance of Gold based on the Closing Prices from January 2, 2004 through December 11, 2009. The Closing Price on December 14, 2009 was $1123.75. We obtained the Closing Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of Gold should not be taken as an indication of future performance, and no assurance can be given as to the Trading Price at any time during the Monitoring Period or the Closing Price on the Observation Date. We cannot give you assurance that the performance of the price of Gold will result in the return of any of your initial investment.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.